UNITED STAES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.2)*


                               ADEN ENTERPRISES, INC.
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                                (Name of Issuer)


                          COMMON STOCK $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                   006852 20 6
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                                 (CUSIP Number)
MICHAEL S. LUTHER
1611 S. 91ST AVENUE
OMAHA, NE 68124
402-398-9703
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 AUGUST 31, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

CUSIP No. 006852 20 6                    13D



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MICHAEL S. LUTHER
	  ###-##-####

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

         PF


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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

         NEBRASKA, USA


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NUMBER OF      7  SOLE VOTING POWER
SHARES            50,852,669
BENEFICIALLY
OWNED BY		--------------------------------------------------------------
EACH	         8  SHARED VOTING POWER
EACH              0
REPORTING
PERSON		--------------------------------------------------------------
PERSON         9  SOLE DISPOSITIVE POWER
WITH              50,852,669

			--------------------------------------------------------------
		  10   SHARED DISPOSITIVE POWER
                  0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        51,031,240

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        71.60%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       INDIVIDUAL


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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.

	The title of the class of equity securities subject to this Schedule 13D is the
 Common Stock of Aden Enterprises, Inc., a California corporation (the "Issue
r"), with principal executive offices at 13314 I Street, Omaha, NE 68137.
--------------------------------------------------------------------------------
Item 2. Identity and Background
	The following table sets forth the identity and background information for e achson filing this statement.  The following person is a citizen of the
 United States and he has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar middemeansors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent juridiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining rohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


Name		      Residence Address		Business Address	Principal Occupation
Michael S. Luther	1611 So. 81st Avenue	13314 I Street	or Employment
			Omaha, NE  68124		Omaha, NE 68137 	investor

Item 3.	Source and Amount of funds or Other Consideration

	The person filing this statement (the "Purchaser") entered into an Assignment and Assumption Agreement, dated February 16, 1998 whereby
 Mr. Luther agreed to guarantee and/or assume certain liabilities of the Company in exchange for 15 million shares of stock. Subsequently, The Agreement was amended whereby Mr. Luther would guarantee and/or assume all actual and contingent liabilities of Aden Enterprises, Inc. in exchange for 40 million shares of common stock. and signed on June 10, 1998. The Agreement is According to the Revised Assignment and Assumption Agreement, Mr. Luther will assume and/or guarantee approximately $4 million of debt and/or contingent liabilities of Aden Enterprises, Inc.

	On May 20, 1998 Mr.Luther entered into an agreement whereby he and Capstone
 Group, Inc. sold their interest in Liberty Court Travel, Inc. to Aden
 Enterprises, Inc. for total consideration of 10 million shares of common stock.  Mr. Luther cancelled certain indeptedness of Capstone Group, Inc.
 to him personally in exchange for its share of the Aden Enterprises, Inc.
 stock in the transaction.  The Agreement is attached as Exhibit 2.

	On August 31, 1998, Mr. Luther entered purchased 178,571 shares of common stock from another shareholder for total consideration of $25,000 in cash in a private transaction.


Item 4 	Purpose of the Transaction

	The purpose of the Assignment and Assumption Agreement was to relieve  Aden
 Enterprises, Inc. of financial obligations in order attract additional capital and provide a more favorable financial environment to conduct future business as the Board of Directors might determine is appropriate.

	The purpose of the Stock Purchase Agreement whereby Mr. Luther and Capstone
 Group, Inc. contributed 100% of the outstanding stock in Liberty Court
 Travel, Inc. is to provide Aden Enterprises, Inc. with an operating business that may produce profitability in the future.

	The purpose of the private stock acquisition was to obtain additional stock that a third party had a desire to liquidate.

Item 5 	Interest in Securities of the Issuer.

	The information supplied in the Information Statement is hereby incorporated by this reference. Except as described in Item 3 herein, none of the persons identified at Item 2 has effected any transactions with respect to the class of securities described at Item 1 during the past sixty days or since the most recent filing on Schedule 13D, whichever is less.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	Except as described at Items 3 and 4 herein, there are no contracts, arrangements, understandings or relationships (legal or otherwi8se) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.

Item 7	Material to be Filed as Exhibits.

	The following documents are appended hereto as exhibits to the Schedule 13D:

	Exhibit No. 	Description

	1			Assignment and Assumption Agreement

2 Contribution Agreement


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/Michael S. Luther


ASSIGNMENT AND ASSUMPTION AGREEMENT



	ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Agreement"), dated as of June 10, 1998, by and between ADEN ENTERPRISES, INC., a California corporation (the "Company"), and MICHAEL S. LUTHER ("Shareholder").

	WHEREAS, the Company and Shareholder are seeking to restructure the financial obligations of the Company.

	WHEREAS, the Company desires to assign, and Shareholder desires to assume, all of the indebtedness, liabilities and obligations of the Company reflected on the balance sheet of the Company set forth on Exhibit A attached hereto and all liabilities and expenses arising prior to the date hereof, whether known or unknown, including, without limitation, those arising out of the litigation matters identified on Exhibit B attached hereto (collectively, the "Assumed Obligations").

		NOW, THEREFORE, for good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto, intending legally to be bound, hereby agree as follows:

1. Assignment and Assumption. Subject to the terms and conditions hereof, the Company hereby assigns, and the Shareholder hereby assumes, the Assumed Obligations.

2. Indemnification. Shareholder agrees to indemnify, defend and hold the Company harmless from and against the Assumed Obligations.

3. Representation. Shareholder hereby represents and warrants that, to the best of his knowledge, Exhibits A and B are accurate and complete in all material respects and set forth all known indebtedness of and claims against the Company as of the date hereof.

4. Stock Issuance. In consideration of his assumption of the Assumed Obligations, the Company issued 15,000,000 fully paid and non-assessable shares of its Common Stock on February 16, 1998 and shall issue to Shareholder 25,000,000 fully paid and non-assessable shares of its Common Stock, par value $0.01 per share.

5. Share Restrictions. Shareholder understands that the shares acquired hereby have not been registered under the Securities Act of 1933, as amended (the "Act") or any state securities laws, in reliance upon exemptions from registration for non-public offerings. Shareholder understands that such shares will constitute "restricted securities" within the meaning of Rule 144 promulgated under the Act, and must be held indefinitely unless such shares are subsequently registered under the Act and registered an


The securities evidenced by this certificate were acquired on February 16,
   1998 (or June 10, 1998, without registration or qualification under the Securities Act of 1933, as amended or under any state securities laws.
  No transfer or sale of these securities or any interest therein may be made without such registration and qualification unless the issuer has received an opinion of counsel satisfactory to it that a proposed transfer or sale does not require registration or qualification under applicable la

6. Miscellaneous Provisions.

(a) Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

(b) Governing Law. This Agreement and its validity, construction and performance shall be governed by and construed and enforced in accordance with the laws of the State of Delaware (without regard to principles of conflicts of law).

(c) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.

	IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

						COMPANY:

						ADEN ENTERPRISES, INC.




						By:
						Name:


						SHAREHOLDER:





	Michael S. Luther


[^] STOCK PURCHASE AGREEMENT
	THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of May 20, 1998, by and among Aden Enterprises, Inc., a California corporation [^]("Aden"), Liberty Court Travel, Inc. (the "Company") , a
 Delaware corporation, Capstone Group, Inc. and Michael S. Luther ("Luther").
  [^] Aden, Liberty Court Travel, Inc., Capstone Group, Inc. and  Luther and
 the Shareholders are sometimes referred to herein individually as a "Party"
 and collectively as the "Parties."
RECITALS
A. 	The respective boards of directors of [^] the Parties have determined that it is advisable and in their respective best interests for Aden
 Enterprises to Purchase 100% of the Capital stock of Liberty Court Travel,
 Inc.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing Recitals, and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties hereby agree as follows:
1.   DEFINITIONS
The capitalized terms not otherwise defined herein have the meanings given to such terms below:
"Adverse Consequences" means all charges, complaints, actions, suits, proceedings, hearings, investigations, claims, demands, costs of defense, judgments, orders, decrees, stipulations, injunctions, damages, dues, penalties, fines, costs, amounts paid in settlement,
 Liabilities, Taxes, Security Interests, losses, expenses, and fees, including all attorneys' fees and court costs.
"Affiliate" means, with respect to any particular Person, any
 Person controlling, controlled by or under common control
 with such Person, whether by ownership or control of voting securities, by contract or otherwise.
"Affiliated Group" means any affiliated group within the meaning of
 Section 1504 of the Code.
"Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms or could form the basis for any specified consequence.
[^]"Company Stock" means the common stock, $0.01 par value per share, of the Company.
[^]"Confidential Information" means any information concerning the businesses and affairs of a Party other than any such information that (i) is generally available to or known by the public immediately prior to the time of disclosure (except through the actions or inaction of the Person to whom disclosure has been made by or on behalf of such Party) or (ii) has been acquired or developed independent from such Party.
"DGCL" means the Delaware General Corporation Law.
"ERISA" means the Employee Retirement Income Security Act of 1974, as
 amended.
"ERISA Affiliate" means any corporation or other business entity that is included in a controlled group of corporations within which the Company is also included, as provided in Section 414(b) of the Code; or which is a trade or business under common control with the Company, as provided in Section 414(c) of the Code; or which constitutes a member of an affiliated service group within which the Company is also included, as provided in Section 414(m) of the Code; or which is required to be aggregated with th
gulations issued under Section 414(o) of the Code.
 "GAAP" means generally accepted accounting principles as in effect from time to time, applied consistently with the principles used in preparing the Financial Statements (as defined herein) for the Most Recent Fiscal
 Year End.
"Indebtedness" of any Person means all obligations of such Person which in accordance with GAAP should be classified upon a balance sheet of such Person as liabilities of such entity, and in any event, regardless of how classified in accordance with GAAP, shall include: (i) all obligations of such Person for borrowed money or which have been incurred in connection with the [^] Aden of property or assets; (ii) obligations secured by any Security Interest upon property or assets owned by such
 Person, even tho
assumed or become liable for the payment of such obligations;
 (iii) obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, notwithstanding the fact that the rights and remedies of the seller, lender or lessor under such agreement in the event of default are limited to repossession or sale of the property; and (iv) capitalized lease obligations.
"Intellectual Property" means any and all of the following which is owned by, licensed by, licensed to, used or held for use by the Company or its Subsidiaries (including all copies and embodiments thereof, in electronic, written or other media): (i) all registered and unregistered trademarks, trade dress, service marks, logos, trade names, internet domain names, corporate names (including the name "Liberty Court Travel"[^] and all derivations thereof) and all applications to register the same (the
 "Tradem
yrights"); (iv) all computer software and databases owned or used
 (excluding software and databases licensed to the Company or its
 Subsidiaries under standard, non-exclusive software licenses granted to end-user customers by third parties in the ordinary course of such third parties' business) by the Company or its Subsidiaries or under development for the Company or its Subsidiaries by third parties
 (the "Software"); (v) all categories of trade secrets, know-how, inventions (whether or not patentable and w
 practice), processes, procedures, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial, marketing, and business data, pricing and cost information, business and marketing plans, client and supplier lists and information and other confidential and proprietary information ("Proprietary Rights");
 (vi) all licenses and agreements pursuant to which the Company or its Subsidiaries have acquired rights in or to any of the Trademarks, Patents, Copyrights, Software or
"); and (vii) all licenses and agreements pursuant to which the Company or its Subsidiaries have licensed or transferred any rights to any of the Trademarks, Patents, Copyrights, Software or Proprietary Rights ("Licenses-Out").
"Knowledge" means, in the case of any individual, knowledge that a reasonable person under similar circumstances would have after reasonable investigation and inquiry, and in the case of a corporation, the knowledge (under the same standard as described immediately above) of the directors and officers of such corporation and the employees of such corporation having responsibility for the particular subject matter at issue.
"Liability" means any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated, and whether due or to become due), obligation or Indebtedness, including without limitation, any liability for Taxes.
"Material Adverse Effect" means (i) with respect to any Party, a material adverse effect or impact upon the assets, financial condition, results of operations[^] or business [^] of such party and its
 Subsidiaries, if any, or (ii) in any case, on the ability of the
 Parties to consummate the transactions contemplated hereby.
"Ordinary Course of Business" means the ordinary course of business, consistent with past custom and practice, of Liberty Court Travel,
 [^] Aden, respectively, as the context herein may require (including with respect to quantity and frequency).
 "Person" means any individual, trust, corporation, partnership, limited partnership, limited liability company or other business association or entity, court, governmental body or governmental agency.
"Plans" means: (i) all employee benefit plans as defined in Section 3(3)
 of ERISA; (ii) all other severance pay, deferred compensation, excess or supplemental benefit, vacation, stock, stock option, and incentive plans, contracts, schemes, programs, funds, commitments, or arrangements of any kind; and (iii) all other plans, contracts, schemes, programs, funds, commitments, or arrangements providing money, services, property, or other benefits, whether written or oral, qualified or nonqualified, funded or un
ny or any ERISA Affiliate of the Company is or has been a party or by which any of them is or has been bound or (b) with respect to which the Company or any ERISA Affiliate of the Company has made any payments or contributions since December 31, 1990 or (c) to which the Company or any ERISA Affiliate of the Company may otherwise have any liability (including any such plan or arrangement formerly maintained by the Company or any ERISA Affiliate of the Company).
"Pro Rata Percentage" means, with respect to each Shareholder, the percentage equivalent of a fraction, the numerator of which shall be the number of shares of [^] Aden Common to be issued to such
 Shareholder [^] under this Agreement, and the denominator of which shall be all shares of [^] Aden Common issued to the Shareholders
 [^] under this Agreement.
"Securities Act" means the Securities Act of 1933, as amended.
"Security Interest" means any mortgage, pledge, security interest, charge, lien, option or other encumbrance or right of any third party. "Subsidiary" means any corporation, limited liability company, limited partnership, partnership, trust or other entity with respect
 t
o which another person has the power, directly or indirectly through one or more intermediaries, to vote or direct the voting of sufficient securities or interests to elect a majority of the directors
 or management committee or similar governing body.
"Tax" or "Taxes" means any federal,
state, local, or foreign income, gross receipts, sales,
 licenses, payroll, employment, excise, severance, stamp,
 occupation, premium, windfall profits, environmental
 (including taxes under Section 59A of the Code),
 customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use,
 transfer, value added, alternative or add-on minimum,
 estimated, or other tax of any kind whats
erest, penalty, or addition thereto, whether disputed or not.
"Tax Return" means any return,
 declaration, report, claim for refund, or information
 return or statement relating to Taxes,
 including any schedule or attachment thereto, and
 including any amendment thereof.
2.   [^] LIBERTY COURT STOCK TO BE ACQUIRED BY ADEN
2.1. 	In exchange for 10 million shares of common stock
 in Aden Enterprises, Inc., Michael S. Luther and
 Capstone Group, Inc. shall provide all of the outstanding
 common stock of Liberty Court Travel, Inc.   Such stock
 shall be equal to 80 shares held by Capstone Group, Inc.
 and 920 shares held by Michael S. Luther.
3.   REPRESENTATIONS AND WARRANTIES
3.1. 	Representations and Warranties of the Shareholders.  As a
 material inducement to [^] Aden, Capstone Group, Inc.,
  [^] Liberty Court Travel, Inc. and Michael S. Luther
to enter into this Agreement and consummate the transactions contemplated hereby, each Shareholder hereby represents and warrants to [^] Aden that all of the statements contained in this Section 3.1 are correct and complete  with respect to such
 Shareholder as of the date of this Agreement, and hereby covenants that all of said statements
plete with respect to such Shareholder as of the [^] Closing Date
 (as though made as of the [^] Closing Date and as though the [^]
 Closing Date were substituted for the date of this Agreement throughout such statements), except, in each case, as set forth in the schedule attached to this Agreement setting forth exceptions to the representations and warranties set forth herein (the "Disclosure Schedule"). The
 Disclosure Schedule will be arranged in sections corresponding to the numbered and lettered sections
 3.1 and 3.2.
(a) 	Such Shareholder has good and marketable title to the shares of
 Company Stock which are to be exchanged by such Shareholder pursuant to this Agreement, free and clear of any and all Security
 Interests, [^] options or rights of any nature.  Section 3.2(d) of the Disclosure Schedule sets forth a true and correct description of all shares of Company Stock owned by such Shareholder.
(b) 	Such Shareholder has all requisite right, power and authority to execute and deliver this Agreement and all other agreements entered into in connection herewith by such Shareholder, if any ("Related
 Agreements"), to perform such Shareholder's obligations hereunder and thereunder[^]. This Agreement and the Related Agreements to which such Shareholder is a party constitute the valid and legally binding obligations of such Shareholder, enforceable against such Shareholder in accordance with their respect
(c) 	Such Shareholder is not a party to, subject to or bound by any agreement
 or any judgment, order, writ, prohibition, injunction or decree of any court or other governmental body which would prevent the execution or delivery of this Agreement by such Shareholder[^].
(d) 	All existing agreements between such Shareholder and the Company have been (or on or prior to the [^] Closing Date will be) terminated and such Shareholder is not a party to, subject to or bound by any agreement, commitment or understanding whatsoever between such
 Shareholder and the Company, other than this Agreement and Related
 Agreements.
(e) 	Such Shareholder understands that:  (i) the [^] Aden Common to be issued pursuant to [^] this Agreement has not been, and as of the [^]
 Closing Date will not be, registered under the Securities Act or under any state securities laws; (ii) the [^] Aden Common is being offered and issued in reliance upon federal and state exemptions for transactions not involving any public offering; [^] and (iii) such certificates will (until such time as such [^] Aden Common is otherwise registered under the Securities
[^] The shares evidenced by this certificate have not been registered under the Securities Act of 1933, as amended, or any applicable state securities laws.  No transfer or sale of these shares or any interest therein may be made without such registration and qualification unless the issuer has received an opinion of counsel satisfactory to it that a proposed transfer or sale does not require registration or qualification under applicable law.
(f) 	[^] Such Shareholder further represents that:  (i) such
 Shareholder is acquiring the [^] Aden  Common to be acquired by such Shareholder pursuant to [^] this Agreement solely for such
 Shareholder's own account for investment purposes and not with a view to the distribution thereof within the meaning of the
 Securities Act; (ii) such Shareholder is a sophisticated investor with knowledge and experience in business and financial matters;
 (iii) such Shareholder has had the opportunity to obtain additional tion; [^] and (v) such Shareholder is able to bear the economic risk and lack of liquidity inherent in holding the [^] Aden Common for an indefinite period.
3.2. 	Representations and Warranties Concerning the Company.
 As a material inducement to [^] Aden and [^] Aden to enter into this Agreement and consummate the transactions contemplated hereby, the Company and the Shareholders hereby jointly and severally represent and warrant to [^] Aden that all of the statements contained in this
 Section 3.2 are correct and complete as of the date of this Agreement, and hereby covenant that said statements will be correct and complete as of the [^] Closing Date (as thoug
(a) 	Organization, Qualification and Corporate Power.  The Company is
 a corporation duly incorporated, validly existing and in good standing under the laws of Nebraska.  The Company has all requisite corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.  True and correct copies of the articles of incorporation and by-laws, in each case as amended to date, of the Company have been delivered to [^] Aden.  The
 Company is qualified
te, have a Material Adverse Effect.  Section 3.2(a) of the Disclosure
 Schedule lists all jurisdictions in which the Company is qualified to do business.
(b) 	Authorization of Transaction.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  [^] This Agreement constitutes the valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the enforcement of creditors' rights generally,
(c) 	Noncontravention.  Neither the execution and the delivery of this
 Agreement, nor the consummation of the transactions contemplated hereby will (i) violate or conflict in any way with any applicable statute, regulation, law, rule or common law doctrine, (ii) violate or conflict in any way with any judgment, order, decree, stipulation, injunction, charge or other restriction of any governmental body, governmental agency or court to which the Company is subject or any provision of the articles of incorpor
Company, or (iii) conflict with, result in a breach of, constitute a default under (with or without notice or lapse of time, or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under, or result in the creation of any Security Interest upon any of the assets of the Company pursuant to the terms of, any contract, agreement, lease, sublease, license, sublicense, franchise, permit, indenture, agreement for borrowed money, inst
Security Interest or other arrangement to which the Company is a party or by which the Company is bound or to which any of its assets are subject. The Company is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government, governmental agency or court, or any other Person in order for the parties to consummate the [^] transactions contemplated by this Agreement or in order that [^] such transactions not constitute a breach or violation of, o ermination or acceleration or any encumbrance on any of the Company's assets pursuant to the provisions of, any agreement, arrangement or understanding or any license, franchise or permit[^].
(d) 	Authorization.  The authorized  stock of Liberty Court
 Travel, Inc. consists of [^] 10,000 shares of common stock,
 [^] $0.01 par value per share, of which 1,000 shares are issued and outstanding on the date hereof.  [^]The Company has never authorized, offered, sold or issued  stock other than the Company
 Stock described above.  All offerings, sales and issuances by the Company of any Company Stock have been conducted in compliance with and in accordance with or in reliance upon exemptions from all app
e securities laws and all applicable state corporation laws.  All of the issued and outstanding shares of Company Stock have been duly authorized, validly issued, fully paid, and nonassessable, and not subject to any preemptive rights.  There are no currently outstanding or authorized options, warrants, rights, contracts, rights of first refusal or first offer, calls, puts, rights to subscribe,
 conversion rights, or other agreements or commitments to which the
 Company is a party or which are binding upon th
lders providing for the issuance, disposition, or [^] Liberty Court
 Travel Inc's stock or securities convertible or exchangeable for the Company's stock. There are no outstanding or authorized stock appreciation, phantom stock, or similar rights with respect to the
 Company, there are no contractual or statutory preemptive rights or similar restrictions with respect to the issuance or transfer of any shares of  stock of the Company. There are no voting trusts, proxies, or any other agreements, restrictions
espect to the voting of any of the stock of the Company.
(e) 	Subsidiaries.  The Company does not own or control any direct or indirect equity interest or partici
pation in any corporation, partnership, limited liability company, trust, or other business association or Subsidiary.
(f) 	Financial Statements; Books and Records.
(i) 	The Company has provided [^] Aden with the
 following financial statements, correct and complete
 copies of which are set forth on Section 3.2(f) of the Disclosure
 Schedule (collectively the "Financial Statements"):  (A) unaudited balance sheet and related statements of income, changes in stockholders' equity and cash flows for the Company as of and for the fiscal years ended December 31, 1997 and 1996 (December 31, 1997 being the "Most Recent Fiscal Year End" and the balance sheet as of December 31, 199 nce Sheet"), [^] and (B) unaudited balance sheet (the "Latest Balance
 Sheet") and related statements of income, changes in stockholders'
 equity and cash flows for the Company as of and for the month ended
 January 31, 1998.  [^] The Financial Statements are correct and complete and have been prepared in accordance with GAAP, consistently applied throughout the periods indicated (except[^] for the absence of footnotes and nominal year-end adjustments, none of which will be material), and fairly present the final results of operations of the
 Company as of the times and for the periods referred to therein.
(ii) 	The Company's books and records are and have been properly prepared and maintained in form and substance adequate for preparing audited financial statements in accordance with GAAP, and fairly and accurately reflect all of the assets and Liabilities of the Company and all contracts and transactions to which the Company is or was a party or by which the Company or any of its business or assets is or was affected. The corporate minute books of the Company, correct and complete copies of which have been oks and stock ledger of the Company are complete and correctly reflect all issuances and transfers of the capital stock of the Company.
(g) 	Recent Events.  Since the Most Recent Fiscal Year End, the Company has
 not experienced or suffered any Material Adverse Effect.  Without limiting the generality of the foregoing, except as set forth on the
 Latest Balance Sheet, since the Most Recent Fiscal Year End, the
Company has not:
(i) 	sold, leased, transferred or assigned any of its assets, tangible or intangible, other than in the Ordinary Course of Business;
(ii) 	accelerated, terminated, modified, canceled or committed any breach of any contract, lease, sublease, license, or sublicense (or series of related contracts, leases, subleases, licenses, and sublicenses) either involving more than $10,000 or otherwise outside of the Ordinary Course of Business;
(iii) 	canceled, compromised, waived, or released any right or claim
 (or series of related rights and claims) either involving more than
 $10,000 or outside of the Ordinary Course of Business;
(iv) 	experienced any damage, destruction, or loss to its property in excess of $5,000 (whether or not covered by insurance);
(v) 	created or suffered to exist any Security Interest upon any
 of its assets, tangible or intangible, outside the Ordinary Course of Business or securing any Liabilities in the aggregate in excess of $5,000;
(vi) 	issued, sold, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion or exercise) any of its capital stock, or any securities convertible or exchangeable into any of its capital stock;
(vii) 	declared, set aside, or paid any dividend or distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock;
(viii) 	entered into any transaction, arrangement or contract with, or distributed or transferred any property or other assets to, any officer, director, Shareholder or other insider or Affiliate of the Company (other than salaries and employee benefits in the Ordinary Course of Business);
(ix) 	made or committed to make any capital expenditures or entered into any other material transaction outside the Ordinary Course of Business involving an expenditure in excess of $10,000;
(x) 	amended or modified in any respect any Plan (beyond any amendments and modifications reflected in true and complete copies of such Plans delivered to [^] Aden );
(xi) 	entered into any employment agreement or collective bargaining agreement or granted any increase in excess of $10,000 in the salary of any officer or management employee of the Company (or increase in excess of $5,000 in the case of any non-management employee) or paid or committed to pay any bonus to any officer or employee;
(xii) 	changed the manner in which the business has been conducted, including, without limitation, billing of clients or collection of accounts receivable, purchases of goods and services or payment of accounts payable;
(xiii) 	changed the accounting principles, methods or practices or any change in the depreciation or amortization policies or rates;
(xiv) 	changed the relationships with any client, contractor or supplier which might reasonably be expected to result in a Material Adverse Effect; or
(xv) 	committed (orally or in writing) to any of the foregoing.
(h) 	Undisclosed Liabilities.  The Company has no Liability (and there is no Basis for any present or future charge, complaint, action, suit, proceeding, hearing, investigation, claim, or demand against the
 Company giving rise to any Liability), except for (i) Liabilities set forth on the face of the Latest Balance Sheet; (ii) Liabilities, in an aggregate amount less than $10,000 payable to any single Person or any group of Affiliated Persons, which have arisen after the date of the Latest Balance Sheet (th
Date") in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of law or arose out of any charge, complaint, action, suit, proceeding, hearing, investigation, claim, or demand); and (iii)
 Liabilities otherwise expressly disclosed in this Agreement or on the Disclosure Schedule.
(i) 	Tax Matters.
(i) 	The Company has filed all Tax Returns that it was required to file on or prior to the date hereof. All such Tax Returns were correct and complete in all material respects and accurately reflected all Liability for Taxes for the periods covered thereby.  The Company's Liability for unpaid Taxes, whether to any governmental authority or to another Person such as under a tax sharing agreement, for all periods ending on or before the [^] Closing Date do not exceed the amount of the Liability accruals for
s for deferred Tax assets or deferred Tax Liabilities) on the Latest
 Balance Sheet.  Neither the Company nor any of the Shareholders have received notice of any claim made by an authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.  There are no Security Interests on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax when due.
(ii) 	The Company has withheld and paid when due all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party.
(iii) 	Neither the Company nor any of the Shareholders has any Knowledge of
 any Basis on which any taxing authority could assess any additional Taxes for any period for which Tax Returns have been filed.  There is no dispute or claim concerning any Tax Liability of the Company either (A) claimed or raised by any taxing authority in writing or (B) as to which any of the Shareholders or the Company has Knowledge. The Company has previously provided to [^] Aden correct copies of all Tax Returns filed with res all taxable periods for which the applicable statue of limitations has not closed.  None of such Tax Returns have been audited, and none currently are the subject of audit, and there are no examination reports or statements of deficiencies assessed against or agreed to by the Company for such taxable periods.
(iv) 	The Company has disclosed on its federal income tax returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.
 Neither the Company nor any Subsidiary has made any material payments, is obligated to make any material payments, and is a party to any agreement that would obligate it to make any material payments that will not be deductible under Section 280G of the Code. Neither the Company nor any
 Subsid
tates real property holding corporation within the meaning of Section
 897(c)(2) of the Code during the applicable period specified in Section 897(c)(A)(ii) of the Code. The Company is not a party to any tax allocation or sharing agreement. The Company never has been a member of an Affiliated Group which filed federal income tax returns, other than a group of which the Company was the common parent. The Company has no Liability for Taxes owed by any Person (other than the Company), including without limit
(v) 	The Company has not waived any statute of limitations in respect of
 Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.
(j) 	Title and Condition of Properties.
(i) 	No Owned Real Property.  The Company does not own any real property[^].
(ii) 	Leased Real Property.  The leases described in Section 3.2(j) of the Disclosure Schedule (the "Property Leases") cover all of the real estate leased, used or occupied by the Company.  Each of the Property
 Leases is in full force and effect and the Company holds a valid and existing leasehold interest under each of such Property Leases.  The
 Company has delivered to [^] Aden complete and accurate copies of each of the Property Leases and none of such Property Leases has been modified in any respect, ex such modifications are disclosed by the copies delivered to [^] Aden.
 The Company is not in default, and to the knowledge of the Company and the Shareholders, no circumstances exist which would result in such default (including upon the giving of notice or the passage of time, or both), under any of such Property Leases, and no other party thereto has the right to terminate, accelerate performance under or otherwise modify any of such leases. To the Knowledge of the Company and the Shareholders, no lessor
(iii) 	Title to Assets.  The Company owns good and marketable title, free and clear of all Security Interests, to all of the personal property and assets reflected on the Latest Balance Sheet or acquired after the
 Latest Balance Sheet Date, except for (1) assets with an aggregate original purchase price of less than $10,000 in the aggregate which have been disposed of to non-affiliated third parties since the Most Recent
 Fiscal Year End in the Ordinary Course of Business, (2) Security Interests securing lia
e Latest Balance Sheet and (3) Security Interests for current Taxes not yet due and payable.
(iv) 	Condition and Sufficiency of Assets.  The Company's and the
 Subsidiaries' computer hardware, equipment and other tangible personal property and assets are in good condition and repair, except for ordinary wear and tear not caused by neglect, and are useable in the Ordinary
 Course of Business. The personal property and assets shown on the Latest Balance Sheet or acquired after the Latest Balance Sheet Date, the lease rights under the Property Leases and leases of personal property and the Intellectual bsidiary or their respective Affiliates owns any rights in any assets, real or personal, which are used by the Company in its business.
(k) 	Intellectual Property.
(i) 	Section 3.2(k) of the Disclosure Schedule contains a complete list and an accurate functional description by category and indication of status (completed or in process, registered or unregistered) of all items of Intellectual Property which are owned, licensed by, licensed to, used or held for use in or necessary for the conduct of the business of the Company, as such business is currently conducted and presently contemplated to be conducted.

(ii) 	Other than Intellectual Property covered by Licenses-In, the rights of the Company in and to each item of the Intellectual Property are owned outright by the Company, free and clear of any Security Interests. Except to the extent provided in the Licenses-In, all of the Company's rights in and to such Intellectual Property are freely assignable in its or their own name, including the right to create derivatives, and the Company is not under any obligation to pay any royalty or other compensation to any
n any approval or consent for use of any of the Intellectual Property.
 None of the Intellectual Property is subject to any outstanding judgment, order, decree, stipulation, injunction or charge; no charge, complaint, action, suit, proceeding, hearing, investigation, claim, or demand i
s pending or, to the Knowledge of the Company or any of the Shareholders, threatened, which challenges the legality, validity, enforceability, use or ownership of any of the Intellectual Property; and, except pursuant to the Li has never agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to Intellectual Property.

(iii) 	No breach or default (or event which with notice or lapse of time or both would result in a breach or default) by the Company exists or has occurred under any License-In or other agreement pursuant to which the Company uses any Intellectual Property, and the consummation of the transactions contemplated by this Agreement will not violate or conflict with or constitute a breach or default (or an event which, with notice or lapse of time or both, would constitute a breach or default) or result in a for tute a material Basis for termination of, any such License-In or other agreement, except where such breaches, defaults, violations, conflicts or other events which would not, individually or in the aggregate, result in a Material Adverse Effect.

(iv) 	The Company owns or has the right to use all the Intellectual Property necessary to provide, sell and license the services currently provided, sold and licensed by the Company, and to conduct the Company's business as presently conducted, and to satisfy and perform the existing contracts, commitments, arrangements and understandings with clients of the Company, and the consummation of the transactions contemplated hereby will not alter or impair any such rights, including any right of the Company to u ellectual Property owned by others.

(v) 	No Intellectual Property owned by the Company, and no product or service practiced, offered, licensed, sold or under development by the Company, infringes any trademark, trade name, copyright, trade secret, patent, right of publicity, right of privacy or other proprietary right of any Person or would give rise to an obligation to render an accounting to any Person as a result of co-authorship, co-invention or an express or implied contract for any use or transfer. Neither the Company nor any of the Sh edge of any Basis for any charge or claim, threatened claim or any suit or action asserting any such infringement or conflict or asserting that the Company does not have the legal right to own, enforce, sell, license, sublicense, lease or otherwise use any such Intellectual Property, process, product or service.

(vi) 	The Company has not sent or otherwise communicated to any other Person any notice, charge, claim or assertion of, and neither the Company nor any of the Shareholders has any Knowledge of, any present, impending or threatened infringement by any other Person of any Intellectual Property.

(vii) 	The Company has at all times diligently protected its rights in the
 Intellectual Property and any related apparatus or processes and have maintained the confidentiality of its trade secrets, know-how and other confidential Intellectual Property, and there have been no acts or omissions by the Company, the result of which would be to compromise the rights of the Company to apply for or enforce appropriate legal protection of such Intellectual Property.

(viii) 	Each of the Company's current or former employees and those
 current or former independent contractors retained by the Company who, either alone or in concert with others, created or creates, developed or develops, invented or invents, discovered or discovers, derived or derives, programmed or programs or designed or designs any of the Intellectual Property, has entered into a written agreement with the Company irrevocably and exclusively assigning all rights in such Intellectual Property to the Comp
s or independent contractors of the Company have any claims or rights to any of the Intellectual Property necessary for the lawful conduct of the Company's business as now conducted. To the Knowledge of the Company, no employee of the Company is a party to or otherwise bound by any agreement with or obligated to any other Person (including, any former employer) which in any respect conflicts with any obligation, commitment or job responsibility of such employee to the Company or any Subsidiary under any ag ly he or she is a party or otherwise.

(ix) 	Section 3.2(k) of the Disclosure Schedule identifies each Person to whom the Company has sold, licensed, leased or otherwise transferred or granted any interest or rights to any Intellectual Property, and the date of each such sale, license, lease or other transfer or grant.
(l) 	Contracts.  Section 3.2(l) of the Disclosure Schedule lists
 each of the following contracts, agreements, and other written arrangements to which the Company is a party:
(i) 	any written arrangement (or group of related written arrangements)
 for the lease of personal property from or to third parties with annual payments exceeding $10,000 or with a term exceeding one year;
(ii) 	any written arrangement concerning a partnership or joint venture;
(iii) 	any written arrangement (or group of related written arrangements)
 under which the Company has (A) created, incurred, assumed, or guaranteed
 (or may create, incur, assume, or guarantee) Indebtedness in excess of $10,000 or (B) imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;
(iv) 	all customer contracts and engagements involving billings of $10,000 or more and under which the Company's work is not yet complete or was completed within the past two years, or under which the Company otherwise has on-going obligations;
(v) 	any written arrangement concerning confidentiality or any written arrangement concerning non-competition;
(vi) 	any written arrangement not disclosed in the Disclosure Schedule pursuant to any other provision in this Section 3.2 under which the consequences of a default or termination could have a Material Adverse
 Effect on the Company;
(vii) 	any contract with any labor union or contract for the employment of any officer, individual employee or other Person on a full-time, part-time or consulting basis, and any contract for the engagement of any consultants or independent contractors;
(viii) 	any guaranty of any obligation for borrowed money or otherwise, other than endorsements made for collection in the Ordinary Course of
 Business, or any agreement or commitment with respect to the lending or investing of funds to or in other Persons;
(ix) 	any contract or group of related contracts with the same party (or group of related parties) for or relating to the purchase or sale of products or services, either (A) which is not terminable by the Company on sixty (60) days or less notice or (B) under which the undelivered balance of products and services has a selling price in excess of
 $10,000;
(x) 	any other contract or group of related contracts with the same party either (A) requiring payments after the date hereof to or by the
 Company of more than $10,000 or (B) not terminable by the Company on sixty (60) days or less notice;
(xi) 	any agreement with any employee, the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction of the nature contemplated by this Agreement involving the
 Company;
(xii) 	any agreement or plan the benefits of which will be increased or accelerated by the occurrence of the transactions contemplated by this
 Agreement; and
(xiii) 	any other written arrangement or group of related written
 arrangements not entered into in the Ordinary Course of Business or the breach, default or termination of which would have a Material Adverse Effect.
	The Company has delivered or otherwise made available to [^] Aden a correct and complete copy of each written arrangement (including all amendments thereto) listed in Section 3.2(l) of the Disclosure Schedule.  With respect to each written arrangement so listed:  (A) the written arrangement is legal, valid, binding, enforceable, and in full force and effect; (B) the written arrangement will continue to be legal, valid, binding, and enforceable and in full force and effect on identical terms immediately aft
e; (C)  the Company is not (nor, to the Knowledge of the Company and the
 Shareholders, is any other party) in material breach or default (including, with respect to any express or implied warranty), and no event has occurred which with notice or lapse of time or both would constitute a material breach or default or permit termination, modification, or acceleration, under the written arrangement, except for any breaches, defaults, terminations, modifications or accelerations which have been cured or waived;
udiated any provision of any such written arrangement. The Company is not a party to any verbal contract, agreement, or other arrangement which, if reduced to written form, would be required to be listed in the Disclosure
 Schedule under the terms of this Section 3.2(l).  Correct and complete copies of the general forms of customer engagement and services agreements used by the Company have been delivered to [^] Aden.
(m) 	Notes and Accounts Receivable.  All notes and accounts receivable of the
 Company are reflected properly on its books and records, such receivables are valid receivables subject to no set-offs or counterclaims, are current and collectible in the aggregate amount shown, and will be collected in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Latest Balance Sheet, as adjusted for operations and transactions through the [^] Closi th the past custom and practice of the Company.  Since the Most Recent Fiscal
 Year End, there has not been a material adverse change in the aggregate amount of the accounts receivable of the Company or the aging thereof.
(n) 	Inventory. The inventory of the Company reflected on the Latest Balance
 Sheet (the "Inventory") consists of supplies and goods, all in a quantity and quality useable and saleable in the Ordinary Course of Business, and all of which is merchantable and fit for the purpose for which it was procured or manufactured, and no material amount of which is slow-moving, obsolete, damaged or defective, subject only to the reserve for inventory writedown set forth on the face of the Latest Balance Sheet.  The curr nventory is not materially out of balance in relation to prior periods and is materially consistent with the Company's expectations of the demands of its customers.  Since the Latest Balance Sheet Date there has not been a material change in the level of the Inventory other than in the Ordinary
 Course of Business, or in the method of valuing the Inventory.
(o) 	Powers of Attorney; Bank Accounts.  There are no outstanding powers of attorney executed by or on behalf of the Company.  Section 3.2(o) of the
 Disclosure Schedule lists each bank account and credit arrangement maintained by the Company (together with relevant account information, authorized signatures and account users).
(p) 	Litigation.  Section 3.2(p) of the Disclosure Schedule sets forth each instance in which the Company (i) is subject to any unsatisfied judgment, order, decree, stipulation, injunction or charge or (ii) is a party to or, to the Knowledge of any of the Shareholders or the Company, is threatened to be made a party to, any charge, complaint, action, suit, proceeding, hearing, or investigation of or in any court or quasi-judicial or administrative agency of any Federal, state, local, or foreign jurisdiction
r.  None of the charges, complaints, actions, suits, proceedings, hearings, and investigations set forth in Section 3.2(p) of the Disclosure Schedule could reasonably be expected to result in any Material Adverse Effect.  None of the Shareholders or the Company has any reason to believe that there exists a Basis on which any such charge, complaint, action, suit, proceeding, hearing, or investigation may be brought or threatened against the Company.
(q) 	Employees; Employment Matters.
(i) 	To the Knowledge of the Shareholders and the Company, no key employee or group of employees has any plans to terminate their employment with the
 Company generally or as a result of the transactions contemplated hereby or otherwise.  The Company is not a party to or bound by any collective bargaining agreement, and the Company has not experienced any strikes, grievances, other collective bargaining disputes or, to the Knowledge of any of the Shareholders or the Company, claims of unfair labor practices.
r any of the Shareholders has any Knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company.
(ii) 	Section 3.2(q) of the Disclosure Schedule contains a true, correct and complete list setting forth the names and current salaries or rates of compensation of all employees of the Company and independent contractors who render services to the Company on more than a single occasion.  Except as disclosed on Section 3.2(q) of the Disclosure Schedule, the Company has
 no unsatisfied Liability to any previously terminated employee or independent contractor.  The Company has disclosed all written (and summari
(iii) 	All Persons employed by the Company are employees at will or otherwise employed such that the Company may lawfully terminate their employment at any time, with or without cause, without creating any material cause of action against the Company or otherwise giving rise to any material Liability of the Company for wrongful discharge, breach of contract or tort.  None of the employees of the Company are subject to noncompete/nonsolicitation covenants in favor of the Company.
(iv) 	The Company has materially complied with all applicable laws relating to labor, including, without limitation, any provisions thereof relating to wages, termination pay, vacation pay, fringe benefits, collective bargaining and the payment and/or accrual of the same and all
 Taxes, insurance and all other costs and expenses applicable thereto, and the Company is not liable for any arrearage, or any Taxes, costs or penalties for failure to comply with any of the foregoing.  Without limiting the generalit
Company has not incurred a violation of Part 6 of Subtitle B of Title I of
 ERISA ("COBRA") or other applicable state insurance continuation law.
 No material COBRA or other state insurance continuation law violation exists or will exist with respect to any employees of the Company prior to and including the [^] Closing Date, nor will any such violation occur as a result of the transactions contemplated hereby.  As of the [^] Closing Date, the Company will not be, nor has the Company ever been, an enterprise
(v) 	Each Person whom the Company currently retains as a consultant or previously retained as a consultant qualifies, or at all times while performing services for the Company qualified, as an independent contractor and not as an employee of the Company, under the Code and all applicable state laws.  Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall cause the
 Company to be in breach of any agreement with any employee, contractor or consultant or cause
(r) 	Employee Benefit Plans.
(i) 	All employee benefit plans ("Plans") are listed and briefly described in Section 3.2(r) of the Disclosure Schedule.  Each Plan is in compliance with its terms and with ERISA and other applicable laws (including, without limitation, compliance with the health care continuation requirements of COBRA and any proposed regulations promulgated thereunder), and all agreements and instruments applicable to any Plan.  Section 3.2(r)
 of the Disclosure Schedule sets forth each former employee of the Company entit
d the remaining period of such benefits.  The Company and each applicable
 ERISA Affiliate of the Company have received favorable determination letters as to the qualification under the Code of each pension plan, as defined in Section 3(2) of ERISA ("Pension Plan"), and there have been no amendments or other developments since the date of such determination letters which would cause the loss of such qualified status.  No material violation of ERISA has at any time occurred in connection with the administrati
and there are no actions, suits, or claims (other than routine, non-contested claims for benefits) pending or threatened against the Plans, or any administrator or fiduciary thereof, which could result in any Liability.
(ii) 	With respect to all present Plans, the Company and all ERISA Affiliates of the Company have heretofore delivered to [^] Aden true and complete copies of each of the following (including descriptions of vacation, severance pay, sickness, and separation policies):
(A) 	the Plan documents (and any applicable trust agreement or insurance contract);
(B) 	the most recent Internal Revenue Service determination letter request relating to each of the Pension Plans, if any;
(C) 	the summary plan description (as currently in effect) and any summary of material modification for each of the Plans, if any;
(D) 	the most recent Annual Report (Form 5500 Series), and accompanying schedules, filed for each of the Plans, if any, and the most recent summary annual report furnished for each of the Plans;
(E) 	the most recent actuarial valuations, if applicable, and latest financial statements for each of the Plans; and
(F) 	all documents filed with the Internal Revenue Service, Department of
 Labor or Pension Benefit Guaranty Corporation since January 1, 1992, if any.
	There is and has been no material violation of ERISA known to the Company or any ERISA Affiliate of the Company with respect to the filing of applicable reports, documents, and notices regarding such past or present Plans with the Secretary of Labor or the Secretary of the Treasury or the furnishing of such documents to the participants or beneficiaries of such Plans.
(iii) 	Each Plan is maintained by the Company or any ERISA Affiliate of the Company under a plan document which does not provide for other participating employers except for the Company or any ERISA Affiliate of the Company and no Plan provides or has provided credit with respect to service other than with the Company or any ERISA Affiliate of the
 Company.
(iv) 	Neither the Company nor any ERISA Affiliate of the Company nor any
 of their employees, Shareholders, or directors have engaged in any transaction in connection with which any of them would be subject either to a civil penalty assessed pursuant to Section 502 of ERISA or a tax imposed by Section 4975 of the Code.  The execution and performance of this Agreement will not involve any prohibited transaction within the meaning of Section 406 of ERISA.
(v) 	None of the assets of any of the Plans is or has been invested in any property constituting employer real property or any employer security within the meaning of Section 407(d) of ERISA.
(vi) 	No Pension Plan or trust created under any such Pension Plan has, since September 2, 1974, been terminated in whole or in part.  Additionally, there is no reasonable Basis for the Company or any ERISA Affiliate of the Company to anticipate material
 Liability to the Pension Benefit Guaranty Corporation with respect to a Pension Plan and there has been no reportable event (within the meaning of Section 4043(c) of ERISA), or any event requiring disclosure under Section 4063(a) or 4041(c) of ERISA with re
Plan since September 2, 1974.  There has been no event or condition which presents a material risk of termination of any Pension Plan by the
 Pension Benefit Guaranty Corporation, and no circumstances exist that constitute grounds under Section 4042 of ERISA entitling the Pension
 Benefit Guaranty Corporation to institute any such proceeding.
(vii) 	Full payment as of the [^] Closing Date will have been made of all amounts which the Company and any ERISA Affiliate of the Company are required, under the terms of all Plans, to have paid as contributions to such Plans as of the last day of the most recent fiscal year prior to the [^] Closing Date.  Further, no accumulated funding deficiency
 (as defined in Section 302 of ERISA and Section 412 of the Code),
whether or not waived, exists with respect to any Plan, nor has there been any lien imposed un
e Code.
(viii) 	The execution and performance of this Agreement will not constitute a stated triggering event under any Plan or employment agreement that will result in any payment (whether of severance pay or otherwise) becoming due to any employee of the Company or ERISA Affiliate of the Company.
(ix) 	Neither the Company nor any ERISA Affiliate of the Company provides, nor have they at any time provided, coverage under any welfare plan  (a
 "Welfare Plan" (as defined in Section 3(l) of ERISA) (including, but not limited to, life insurance, disability, medical, dental, prescription drugs
, or accidental death or dismemberment) to any of their retirees, other than any continuation or conversion coverage which any such retiree may have purchased at his own expense, or a defined benefit plan (as defined
A).
(x) 	The financial statements of each Pension Plan as of the end of the most recent plan year, and the list of the investments of such Pension
 Plan as of the most recent plan year end, accurately reflect the financial conditions of the Pension Plans, and there have been no material changes in such investments between such date and the [^] Closing Date.
(xi) 	There have been no s orders or approvals, and no application for any of such permits, licenses, orders or approvals will be adversely affected by the consummation of t he transactions contemplated by this Agreement.
 No physician or other regulated personnel of the Company have been disciplined, sanctioned or excluded from or been subject to any plan of correction imposed by any professional review body.  Since January 1, 1996, no physician employed by or contracted by the Company on a regular basis
 h
pr
 her staff pr
ally reduced, surrendered, suspended or terminated at any hospital nor has any such physician been placed on probation, been subject to mandatory monitoring or second opinion requirements or otherwise been disciplined, and to the Company's and the Shareholders' knowledge, there are no, and have not been any, facts, conditions or incidents that could be reasonably expected to result in any such revocation, surr contribution required to be paid to any multiemployer plan or would be
 liable
(s) 	Licenses, Permits and Approvals.  Section 3.2(s) of the Disclosure
 Schedule lists all governmental and regulatory licenses, permits and approvals currently held by the Company and its licensed and regulated employees and contractors.  Such listed licenses, permits and approvals constitute all that are necessary to the conduct of the Company's business in accordance with applicable law as currently conducted and currently contemplated to be conducted. There are no violations by the Company or any of its staff of, or any claims or proceedings, pending or, to the
 Knowledge of any of the Shareholders or the Company, threatened, challenging the validity of or seeking to discontinue, any such licenses, permits or approvals.  All such permits, license, orders and approvals are in full force and effect and no suspension, cancellation or investigation of any of them is pending or, to such of the Company's and the
 Shareholder's knowledge, threatened.  To the knowledge of the Company and the Shareholders,orders or approvals, and no application for any of such permits, licenses, orders or approvals will be adversely affected by the consummation of t he transactions contemplated by this Agreement.
 No physician or other regulated personnel of the Company have been disciplined, sanctioned or excluded from or been subject to any plan of correction imposed by any professional review body.  Since January 1, 1996
, no physician employed by or contracted by the Company on a regular basis has had her staff pr staff pr her staff pr
, casualty, malpractice, professional liability, errors and omissions and other general liability protection, and workers' compensation coverage and bond and surety arrangements) to which the Company is or within the past three (3) years has been a party, a named insured, or otherwise the beneficiary of coverage at any time:  (A) the name, address, and telephone number of the agent; (B) the name of the insurer, the name of the policyholder, and the name of each  her staff pr staff pr her staff pr
, casualty, malpractice, professional liability, errors and omissions and other general liability protection, and workers' compensation coverage and bond and surety arrangements) to which the Company is or within the past three (3) years has been a party, a named insured, or otherwise the beneficiary of coverage at any time:  (A) the name, address, and telephone number of the agent; (B) the name of the insurer, the name of the policyholder, and the name of each covered insured; (C) the policy number and the whether the coverage was on a claims made, occurrence, or other basis) and amount of coverage (including a description of how deductibles and ceilings are calculated and operate).
(ii) 	With respect to each such insurance policy:  (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms immediately following the consummation of the transactions contemplated hereby; (C) neither the Company nor, to the Knowledge of the Company or the Shareholders, any other party to the policy, is in breach or default (including with respect to the payment of event has occurred which, with notice or the lapse of time, or both, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof.
(w) 	Warranty and Services Liability. All services rendered by the Company have been in material conformity with all applicable contractual commitments and all express and implied warranties, and the Company has no
 Liability (and neither the Company nor any of the Shareholders have any
 Knowledge of any Basis for any present or future action, suit, proceeding, hearing, investigation, chs referred to herein as the "Closing Date."
4.2. 	Conditions to Obligation of Aden.  The obligations of Aden to effect the transactions contemplated hereby are subject to the satisfaction of the following conditions at or prior to the Closing Date:
(a) 	The representations and warranties set forth in Sections 3.1 and 3.2 shall be true and correct in all material respects at and as of the [^]
 Closing Date as though the [^] Closing Date were substituted for the date hereof throughout such representations and warranties;
(b) 	Each of the Company and the Shareholders shall have performed and complied with all of their respective covenants hereunder through the
 [^] Closing Da Liability or obligation to pay any fees or commissions to any broker,
 finder, or agent with respect to the transactions contemplated by this
 Agreement.
(y) 	Potential Conflicts of Interest.  No officer, director or Shareholder of the Company: (i) owns, directly or indirectly, any interest in
 (excepting not more than 2% stock holdings for investment purposes in securities of publicly held and traded companies) or is an officer, director, employee or consultant of any Person which is a competitor, lessor, lessee, customer or supplier of the Company; (ii) owns, directly or indirectly, in whole or in part, any interest in Intellectual Property which the Compan which is necessary for the business of the Company; (iii)
 has any loan outstanding to or any cause of action or other claim whatsoever against the Company, except for claims in the Ordinary Course of
 Business, such as for accrued salary, bonus, vacation pay and benefits under Benefit Plans and similar matters and agreements existing on the date hereof; (iv) has made, on behalf of the Company, any payment or commitment to pay any commission, fee or other amount to, or purchase or obtain or other otherwise contract, at the offices of Aden, 2410 S. 156th Circle,
 Suite 100, Omaha, NE 68130, unless another time, date or place is agreed to by the Parties.  The date of the Closing is referred to herein as the
 "Closing Date."
4.2. 	Conditions to Obligation of Aden.  The obligations of Aden to effect the transactions contemplated hereby are subject to the satisfaction of the following conditions at or prior to the Closing Date:
(a) 	The representations and warranties set forth in Sections 3.1 and 3.2 shall be true and correct in all material respects at and as of the [^]
 Closing Date as though the [^] Closing Date were substituted for the date hereof throughout such representations and warranties;
(b) 	Each of the Company and the Shareholders shall have performed and complied with all of their respective covenants hereunder through the [^]
 Closing Date;
(c) 	The Company shall have delivered to [^] Aden a certificate signed by an officer of the Company to the effect that each of the conditions set forth in Section [^] 4.2(a), (b) and (d) are satisfied in all respects;
(d) 	There shall not have been, since the Most Recent Fiscal Year End, any change in or effect on the Company's assets, financial condition, operating results, customer or employee relations or business prospects which results or may reasonably be expected to result, in a Material Adverse Effect;
(e) 	The Company shall have delivered to [^] Aden (i) a copy of the text of the director [^] resolutions by which the corporate action on the part of the Company necessary to approve this Agreement [^] were taken, certified by the Company's Secretary, (ii) an incumbency certificate signed by an officer of the Company certifying the signature and office of each officer executing this Agreement or any other agreement, certificate or other instrument executed pursuant hereto, (iv) a copy of the Company's Artic hase and sale of the transactions contemplated hereby (the "Closing") will take place commencing at 10:00 a.m. on February 16_, 1998, or as soon as practicable thereafter, at the offices of Aden, 2410 S. 156th Circle,
 Suite 100, Omaha, NE 68130, unless another time, date or place is agreed to by the Parties.  The date of the Closing is referred to herein as the
 "Closing Date."
4.2. 	Conditions to Obligation of Aden.  The obligations of Aden to effect the transactions contemplated hereby are subject to the satisfaction of the following conditions at or prior to the Closing Date:
(a) 	The representations and warranties set forth in Sections 3.1 and 3.2 shall be true and correct in all material respects at and as of the [^]
 Closing Date as though the [^] Closing Date were substituted for the date hereof throughout such representations and warranties;
(b) 	Each of the Company and the Shareholders shall have performed and complied with all of their respective covenants hereunder through the
 [^] Closing Date;
(c) 	The Company shall have delivered to [^] Aden a certificate signed by an officer of the Company to the effect that each of the conditions set forth in Section [^] 4.2(a), (b) and (d) are satisfied in all respects;
(d) 	There shall not have been, since the Most Recent Fiscal Year End, any change in or effect on the Company's assets, financial condition, operating results, customer or employee relations or business prospects which results or may reasonably be expected to result, in a Material Adverse Effect;
(e) 	The Company shall have delivered to [^] Aden (i) a copy of the text of the director [^] resolutions by which the corporate action on the part of the Company necessary to approve this Agreement [^] were taken, certified by the Company's Secretary, (ii) an incumbency certificate signed by an officer of the Company certifying the signature and office of each officer executing this Agreement or any other agreement, certificate or other instrument executed pursuant hereto, (iv) a copy of the Company's Artic
^] the Company.
(b) 	Confidentiality.  Each of the Shareholders will treat and hold as confidential all of the Confidential Information, and refrain from using any of the Confidential Information (except, as applicable, in direct furtherance of such Shareholder's duties on behalf of the [^] Comp business;
(f) 	[^] That Aden in its discretion shall be satisfied with the results of its due diligence review of the Company and its assets, business, financial condition and business prospects;
(g) 	[^] The Company shall have delivered to [^] Aden certificates, in form and substance reasonably satisfactory to [^] Aden, signed by the Secretary of the Company, dated as of the [^] Closing Date, identifying the following documents to be delivered therewith:  (i) the minute books of the Company which, to the Knowledge of the Secretary of the Company, shall contain minutes of all meetings (or consents to action in lieu thereof) of the directors and Shareholders of the Company from their inception to the corporate seal of the Company; (iii) certified copies of the by-laws of the
 Company as in effect on the date thereof; (iv) all stock certificate books and the stock ledger of the Company; and (v) such other documents or instruments as [^] Aden may reasonably request in writing not less than two days prior to the [^] Closing Date to carry out the intents and purposes of this Agreement, and such minute books, stock certificate books and other documents shall be complete, accurate and sufficient, to the reason ntial Infor sclosed as the Compaareholders is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, such Shareholders may disclose the
 Confidential Information to the tribunal; provided, however,  that the disclosing Shareholders shall, upon the request of [^] Aden, or the [^]
 Company and at their expense, exert all reasonable efforts to obtain an order or other assurance that confidential treatment will be accorded to su
ential Infor
confidential Infor
disclosed as the Company or [^] Aden shall reasonably designate.
(c) 	Transfer of [^] Newco Common.
(i) 	The Shareholders hereby acknowledge and agree that [^], the  Closing
Date as it maintained with the Company prior to
rom and after the [^] Closing Date, for a period of not less than three years following the [^] Closing Date, each of the and option of the [^] Company, all tangible embodiments (and all copies)
 of the Confidential Information which are in such Shareholder's possession.
 In Shareholders is requested or required (by oral question or written request for information or documents in any legal proceeding, interrogatory
, subpoena, civil investigative demand, or similar process) to disclose any
 Confidential Information, such Shareholders will notify the Company promptly of the request or requirement so that the Company may seek an appropriate protective order or waive compliance with the provisions of this Section 5.1(d).  If, in the absence of a protective order or the receipt oft of athe Shareholders is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, such Shareholders may disclose the Confidential Information to the tribunal; provided, however,  that the disclosing Shareholders shall, upon the request of [^] Aden, or the [^] Company and at their expense, exert all reasonable efforts to obtain an order or other assurance that confidential treatment will be accorded to such portion of the
 Confiareholders is, on the advice of counsel, compelled to disclose any
 Confidential Information to any tribunal or else stand liable for contempt, such Shareholders may disclose the Confidential Information to the tribunal
; provided, however,  that the disclosing Shareholders shall, upon the request of [^] Aden, or the [^] Company and at their expense, exert all reasonable efforts to obtain an order or other assurance that confidential treatment will be accorded to such portion of the Confidential
 Informed confidential Infor losed as the Company or [^] Aden shall reasonably designate.
(c) 	Transfer of [^] Newco Common.
(i) 	The Shareholders hereby acknowledge and agree that [^], the Aden Common issued pursuant to this Agreement may not be transferred except pursuant to
 (a) a registered offering under the Securities Act, (b) Rule 144 of the
 Securities Act (or any similar rule or rules then in force) if available, or (c) subject to the conditions specified in subparagraph (ii) below, any
 other legally available means of transfer.		Noncompetition.In consideration
 of the benefits to be received by the Shareholders in connection with [^]
 this Agreement, each Shareholder agrees that for a period ending on the later of (i) the third anniversary of the [^] Closing Date or (ii) the first anniversary of such Shareholder's termination of employment with [^]
 Aden and its Affiliates (the "Restricted Period"), such Shareholder will not, directly or indirectly, alone or in association with others, either rer or member, officer, director, employee, lender, investor, consultant, manager or in any other capacity:
ender, investor, consultant, manager or in any other capacity:
 any obligation to indemnify the Acquiring Parties from and against any
 [^] Aden Indemnifiable Losses indemnifiable solely under Section 5.4(b)
(i)(A), unless the Acquiring Parties make a written claim within the
 Survival Period with respect to the breach which gives rise to such
 [^] Aden Indemnifiable Losses.
(d) 	Matters Involving Third Parties.
(i) 	If any third party shall notify any Party (the "Indemnified Party")
 with respect to any matter (a "Third Party Claim") which may give rise to a claim by such Indemnified Party for indemnification against any other Party (the "Indemnifying Party") under this Agreement, then the Indemnified Party shall notiincluding any Adverse Consequences any of the Shareholders may suffer after the end of any applicable Survival Period, resulting from, arising out of, relating to, in the nature of, or caused by: (A) a of any representation or warranty of [nt or in the schedules or certificates delivered by [^] Aden in connection herewith, or (B) any nonfulfillment or breach of any covenant or agreement on the part of [^] Aden set forth in this Agreement. All Adverse Consequences for which the Shareholders are entitled to seek indemnification under this Agreement are referred to herein as [^]"Shareholder Indemnifiable Losses."
(c) 	Certain Limits On and Provisions Relating to Shareholders'
 Indemnification. The obligation of the Shareholders to indemnify the Acquiring Parties under Sections 5.4(b)(i) and (ii) of this Agreement shall be subject to the following:
(i) 	[^] no Shareholder will have any obligation to indemnify the Acquiring
 Parties from and against any [^] Aden Indemnifiable Losses indemnifiable solely under Section 5.4(b)(i)(A) until the Acquiring Parties have suffered such aggregate [^] Aden Indemnifiable Losses in excess of [^] $15,000 (at which point the Shareholders will be obligated to indemnify the Acquiring Parties from and against all such [^] Aden Indemnifiable Losses relating back to the first dollar); and
(ii) 	no Shareholder shall have any obligation to indemnify the Acquiring
 Parties from and against any [^] Aden Indemnifiable Losses indemnifiable solely under Section 5.4(b)(i)(A), unless the Acquiring Parties make a written claim within the Survival Period with respect to the breach which gives rise to such [^] Aden Indemnifiable Losses.
(d) 	Matters Involving Third Parties.
(i) 	If any third party shall notify any Party (the "Indemnified Party")
 with respect to any matter (a "Third Party Claim") which may give rise to a claim by such Indemnified Party for indemnification against any other
 Party (the "Indemnifying Party") under this Agreement, then the Indemnified Party shall notiincluding any Adverse Consequences any of the Shareholders
 may suffer after the end of any applicable Survival Period, resulting from, arising out of, relating to, in the nature of, or caused by: (A) a of any representation or warranty ofnt or in the schedules or certificates delivered by [^] Aden in connection herewith, or (B) any nonfulfillment or breach of any covenant or agreement on the part of [^] Aden set forth in this Agreement. All Adverse Consequences for which the Shareholders are entitled to seek indemnification under this Agreement are referred to herein as [^]"Shareholder Indemnifiable Losses."
(c) 	Certain Limits On and Provisions Relating to Shareholders'
 Indemnification. The obligation of the Shareholders to indemnify the Acquiring Parties under Sections 5.4(b)(i) and (ii) of this Agreement shall be subject to the following:
(i) 	[^] no Shareholder will have any obligation to indemnify the Acquiring
 Parties from and against any [^] Aden Indemnifiable Losses indemnifiable solely under Section 5.4(b)(i)(A) until the Acquiring Parties have suffered such aggregate [^] Aden Indemnifiable Losses in excess of [^] $15,000 (at which point the Shareholders will be obligated to indemnify the Acquiring Parties from and against all such [^] Aden Indemnifiable Losses relating back to the first dollar); and
(ii) 	no Shareholder shall have any obligation to indemnify the Acquiring
 Parties from and against any [^] Aden Indemnifiable Losses indemnifiable solely under Section 5.4(b)(i)(A), unless the Acquiring Parties make a written claim within the Survival Period with respect to the breach which gives rise to such [^] Aden Indemnifiable Losses.
(d) 	Matters Involving Third Parties.
(i) 	If any third party shall notify any Party (the "Indemnified Party")
 with respect to any matter (a "Third Party Claim") which may give rise to a claim by such Indemnified Party for indemnification against any other
 Party (the "Indemnifying Party") under this Agreement, then the Indemnified Party shall notify each Indemnifying Party thereof promptly; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any liab under unless (and then solely to the extent that) the Indemnifying
 Party is damaged thereby.
(ii) 	Any Indemnifying Party will have the right to defend the Indemnified
 Party against the Third Party Claim with counsel of the Indemnifying
 Party's choice, reasonably satisfactory to the Indemnified Party, so long as (A) the Indemnifying Party notifies the Indemnified Party, within fifteen (15) business days after the Indemnified Party has given notice of the Third Party Claim to the Indemnifying Party (or by such earlier date as may be necessary under applicable procedural rules in order to file a time
se) that the Indemnifying Party is assuming the defense of such Third Party Claim and will indemnify the Indemnified Party against such Third Party
 Claim in accordance with the terms and limitations of this Section 5.4,
 (B) the Indemnifying Party provides the Indemnified Party with reasonable evidence that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder with respect thereto, and (C) the Indemnifying
 Party
the Third Party Claim actively and diligently.
(iii) 	So long as the conditions set forth in Section 5.4(d)(ii) are and remain satisfied, then (A) the Indemnifying Party may conduct the defense of the Third-Party Claim in accordance with Section 5.4(d)(ii), (B) the Indemnified Party may retain separate co-counsel at its sole cost and expense (except that the Indemnifying Party will be responsible for the fees and expenses of the separate co-counsel to the extent the Indemnified Party reasonably concludes that the counsel the Indemnifying Party has selec
ential conflict of interest), (C) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying
 Party (not to be unreasonably withheld, conditioned or delayed), (D) the Indemnifying Party will not consent to the entry of any judgment with respect to the matter, or enter into any settlement which either imposes an injunction or other equitable relief upon the Indemnified Party or don whereby the plaintiff or claimant in the matter releases the
 Indemnified Party from all Liability with respect thereto, and (E) the Indemnified Party shall, at the Indemnifying Party's reasonable request and at the Indemnifying Party's expense, cooperate in the defense of the matter. In the event that the conditions in Section 5.4(d)(ii) are not or become unsatisfied in the case of any Third Party Claim, then the
 Indemnified Party may assume control of the defense of such claim.
(e) 	No Contribution or Circular Recovery.  None of the Shareholders shall have any right of contribution against the [^] Company with respect to any Indemnifiable Losses. Each Shareholder hereby agrees that such Shareholder will not make any claim for indemnification against either the [^] Aden by reason of the fact that such Shareholder or any of such Shareholder's agents or other representatives was a controlling person, director, officer, employee, agent or other representative of the Company or was ser
 Person at the request of the Company (whether such claim is for losses of any kind or otherwise and whether such claim is pursuant to any statute, Articles of Incorporation, By-laws, contractual obligation or otherwise)
 with respect to any claim brought by [^] Aden against the Shareholder
 (whether such claim is pursuant to this Agreement, applicable law, or otherwise).
5.4. 	Dispute Resolution Regarding Indemnification.  In the event that any dispute should arise among the Parties with respect to any claims under
 Section 5.4, the Parties shall first use their best efforts to resolve such dispute among themselves. If the Parties are unable to resolve the dispute within 30 calendar days after the commencement of efforts to resolve the dispute, the dispute will be submitted to arbitration in accordance with
 Section 5.6 hereof.
5.5. 	Arbitration.
(a) 	Either [^] Aden or the Shareholders may submit any matter referred to in Section 5.4 hereof to binding arbitration by notifying the other Party hereto, in writing, of such dispute and submission.
(b) 	Either Party requesting arbitration shall serve a written demand for arbitration on the other Party in the manner specified in Section 5.6(f).
  The demand shall set forth a statement of the nature of the dispute, the amount involved and the remedies sought. Each party shall have the right to be represented by counsel and shall have the right to full documentary discovery.
(c) 	Except as specifically provided herein, the arbitration shall be conducted by and in accordance with the commercial rules of the American Arbitration Association ("AAA") , and the arbitrator's ruling shall be in accordance with law and the terms of this Agreement. The arbitrator shall not have the power to amend this Agreement in any respect.
(d) 	No later than twenty (20) calendar days after a demand for arbitration is served, the Parties shall jointly select and appoint a single, disinterested individual to act as the arbitrator. In the event that the Parties do not agree on the selection of an arbitrator, AAA shall within thirty (30) more days select an arbitrator from its panel, from a short list of 5 to 10 names, as to which each party shall have two preemptory challenges. The panel proposed and the arbitrator chosen shall in any case pos to disputes relating to consulting and other personal services businesses and the [^] buyers of private businesses.  Any arbitrator designated hereunder shall not now or in the three years preceding such arbitration be an employee, consultant, officer, director or stockholder of any Party hereto or any Affiliate of any Party to this Agreement or have now or in the three years preceding such arbitration any business relationship with any Party hereto or any Affiliate of any Party hereto.
(e) 	No later than ten (10) calendar days after the arbitrator is appointed, the arbitrator shall schedule the arbitration for a hearing to commence on a mutually convenient date.  The hearing shall commence no later than thirty (30) calendar days after the arbitrator is appointed and shall continue from day to day until completed.
(f) 	The arbitrator shall use his or her best efforts to rule on each disputed issue within 30 days after the completion of the hearings described in paragraph (d) above. The determination of the arbitrator as to the resolution of any dispute shall be binding and conclusive upon all Parties; provided, that the arbitrator may not award any punitive damages. All rulings of the arbitrator shall be in writing, shall set forth the basis for the decision and shall be delivered to the Parties.
(g) 	The prevailing Party in any arbitration shall be entitled to an award of reasonable attorneys' fees incurred in connection with the arbitration and the disputed issues with respect thereto.  The non-prevailing Party shall pay such fees, together with the fees of the arbitrator and the costs and expenses of the arbitration. For purposes hereof, a Party seeking payment of any amount in arbitration shall be deemed to be the prevailing Party if it is determined that such party is entitled to receive at le nitially claimed by it to be due to such Party in such arbitration, and the other Party from which such payment is sought shall be deemed to be the "prevailing party" if the other Party is not so deemed to be the prevailing Party.
(h) 	Any arbitration pursuant to this Section 5.6 shall be conducted in the
 [^] Counties of Cook or Lake, State of Illinois[^].  Any arbitration award may be entered in and enforced by any court having jurisdiction thereof and the Parties hereby consent and commit themselves to the jurisdiction of the courts of the State of Illinois and the United States District [^] Court
 for the Northern District of Illinois, at Chicago[^], for purposes of the enforcement of any arbitration award.
5.6. 	Miscellaneous.
(a) 	Press Releases and Announcements.  No Party shall issue any press release or announcement relating to the existence or subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by law or regulation, including, without limitation, any disclosures made necessary by [^] Adens' status as a public company (in which case the disclosing Party will advise the other Party prior to and shall insofar as may be practicable reflect on such disclosure substantially all reasonable comments of the other parties.
(b) 	No Third Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.
(c) 	Entire Agreement.  This Agreement (including the other documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, that may have related in any way to the subject matter hereof.
(d) 	Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign this Agreement or any of such Party's rights, interests, or obligations hereunder without the prior written approval of the other Parties.
(e) 	Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.
(f) 	Notices.  All notices, requests, demands, claims, and other
 communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i)
 three (3) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one day after receipt is electronically confirmed, if sent by fax (provided that a hard copy shall be promptly sent by first class mail), or (iii) one (1) business day following d national overnight courier service for next day delivery, charges prepaid, and addressed to the intended recipient as set forth below or in the case of the Shareholders on the signature pages hereto:

If to the Company:[^]
Michael S. Luther
Liberty Court Travel, Inc.,
1410 Gold Coast Road
Papillion, NE  68046

If to Aden
Aden Enterprises, Inc..
2410 South 156th Circle, Suite 100
Omaha, Nebraska  68130
Fax: 402-334-5556
Attn: Judy Sundberg
	Any Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is delivered to the individual for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other are to be delivered by giving the other Parties notice in the manner herein set forth.
(g) 	Governing Law.  This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of
 Delaware.
(h) 	Amendments and Waivers.  No amendment of any provision of this
 Agreement shall be valid unless the same shall be in writing and signed by
 [^] Aden, the Company and each of the Shareholders. [^] No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prence of such kind.
(i) 	Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that termination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appe
(j) 	Expenses.  Except as otherwise explicitly provided in this Agreement, each of the Parties will bear his or its own direct and indirect costs and expenses (including fees and expenses of legal counsel, investment bankers
, brokers or other representatives or consultants) incurred in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby, whether or not such transactions are consummated[^], and all expenses [^] of this transaction of the Company holders shall be paid by the Shareholders and shall not be paid or accrued by the Company [^].
(k) 	Construction.  The Parties have jointly participated in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumptions or burdens of proof shall arise favoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any Federal, state, local, or foreign statute or law shall be deemed also to refer to all rules ted thereunder, unless the context requires otherwise.  The Parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fac reach of the first representation, warranty, or covenant.  Each defined term used in this Agreement has a comparable meaning when used in its plural or singular form. Each gender-specific term used herein has a comparable meaning whether used in a masculine, feminine or gender-neutral form. The term "include" and its derivatives shall have the same construction as the phrase "include, without limitation," and its derivatives.  The section headings contained in this Agreement are inserted for convenience of all not affect in any way the meaning or interpretation of this Agreement.
(l) 	Incorporation of Exhibits and Schedules. The Exhibits and Schedules
 identified in this Agreement are incorporated herein by reference and made a part hereof.
(m) 	Directly or Indirectly. Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether the action in question is taken directly or indirectly by such Person.
*     *     *     *     *

IN WITNESS WHEREOF, the Parties hereto have executed this [^] Contribution
 Agreement [^] as of the date first above written.
[^] LIBERTY COURT TRAVEL, INC.

/s/
Michael S. Luther


ADEN ENTERPRISES, INC.

/s/
Judy Sundberg